UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Valassis Communications Inc

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(Name of Issuer)

COMMON STOCK, $.01 par value

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(Title of Class of Securities)

918866104

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(CUSIP Number)

Murray A. Indick

Prides Capital Partners, L.L.C.

200 High Street, Suite 700

Boston, MA 02110

(617) 778-9200

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 10, 2007

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 918866104                                             SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Prides Capital Partners, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-0654530

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) [ X ]

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

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7.	SOLE VOTING POWER

-0-

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8.	SHARED VOTING POWER
2,586,400**

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9.	SOLE DISPOSITIVE POWER

-0-

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10.	SHARED DISPOSITIVE POWER
2,586,400**

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,586,400**

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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%**

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14.	TYPE OF REPORTING PERSON

OO ( Limited Liability Company)

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** See Item 5

CUSIP NO. 918866104                                             SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Kevin A. Richardson, II

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) [ X ]

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

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7.	SOLE VOTING POWER

-0-

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8.	SHARED VOTING POWER
2,586,400**

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9.	SOLE DISPOSITIVE POWER

-0-

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10.	SHARED DISPOSITIVE POWER

2,586,400**

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,586,400**

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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%**

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14.	TYPE OF REPORTING PERSON
IN ( Limited Liability Company)

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** See Item 5

CUSIP NO. 918866104                                             SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Henry J. Lawlor, Jr.

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) [ X ]

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7.	SOLE VOTING POWER

-0-

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8.	SHARED VOTING POWER
2,586,400**

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9.	SOLE DISPOSITIVE POWER

-0-

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10.	SHARED DISPOSITIVE POWER
2,586,400**

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,586,400**

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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%**

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14.	TYPE OF REPORTING PERSON
IN

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** See Item 5

CUSIP NO. 918866104                                             SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Murray A. Indick

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
a) ☐
b) [ X ]

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7.	SOLE VOTING POWER

-0-

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8.	SHARED VOTING POWER
2,586,400**

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9.	SOLE DISPOSITIVE POWER

-0-

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10.	SHARED DISPOSITIVE POWER
2,586,400**

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,586,400**

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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%**

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14.	TYPE OF REPORTING PERSON
IN

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** See Item 5

CUSIP NO. 918866104                                             SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Charles E. McCarthy

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) [ X ]

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7.	SOLE VOTING POWER

-0-

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8.	SHARED VOTING POWER
2,586,400**

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9.	SOLE DISPOSITIVE POWER

-0-

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10.	SHARED DISPOSITIVE POWER

2,586,400**

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,586,400**

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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%**

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14.	TYPE OF REPORTING PERSON
IN

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** See Item 5

CUSIP NO. 918866104                                             SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Christian Puscasiu

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) [ X ]

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7.	SOLE VOTING POWER

-0-

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8.	SHARED VOTING POWER
2,586,400**

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9.	SOLE DISPOSITIVE POWER

-0-

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10.	SHARED DISPOSITIVE POWER

2,586,400**

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,586,400**

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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%**

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14.	TYPE OF REPORTING PERSON
IN

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** See Item 5

CUSIP NO. 918866104                                             SCHEDULE 13D

Item 1. Security and Issuer

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This Schedule 13D relates to shares of Common Stock, $.01 par value (the "Common Stock") of Valassis Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 19975 Victor Parkway Livonia, Michigan 48152.

Item 2. Identity and Background

--------------------------------

This Schedule 13D is being filed by Prides Capital Partners, L.L.C. a Delaware limited liability company, Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu.

Prides Capital Partners, L.L.C. is a Delaware limited liability company whose principal business is acting as general partner for an investment partnership and providing investment advisory services.

The principal business office address of Prides Capital Partners, L.L.C. is 200 High Street, Suite 700, Boston, MA 02110. The names of the executive officers and directors of Prides Capital Partners, L.L.C., their addresses, citizenship and principal occupations are as follows:

Name and Office Held =================	Business Address =====================	Citizenship ========	Principal Occupation or Employment ========================
Kevin A. Richardson, II Partner	200 High Street, Ste 700 Boston, MA 2110	USA	Partner Prides Capital Partners, L.L.C.
Henry J. Lawlor, Jr. Partner	200 High Street, Ste 700 Boston, MA 2110	USA	Partner Prides Capital Partners, L.L.C.
Murray A. Indick Partner	200 High Street, Ste 700 Boston, MA 2110	USA	Partner Prides Capital Partners, L.L.C.
Charles E. McCarthy Partner	200 High Street, Ste 700 Boston, MA 2110	USA	Partner Prides Capital Partners, L.L.C.
Christian Puscasiu Partner	200 High Street, Ste 700 Boston, MA 2110	USA	Partner Prides Capital Partners, L.L.C.

CUSIP NO. 918866104                                             SCHEDULE 13D

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

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The source of funds for the purchases of securities was the working capital of the limited partnership for which Prides Capital Partners, L.L.C. serves as the sole general partner.

Item 4. Purpose of Transaction

-------------------------------

The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Shares of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP NO. 918866104                                             SCHEDULE 13D

Item 5. Interest in Securities of the Issuer

---------------------------------------------

(a),(b) According to the Issuer’s 10-Q filed on November 9, 2006, there were 47,806,526 shares of common stock issued and outstanding as of November 3, 2006. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 2,586,400 shares of common stock, representing 5.4% of the shares outstanding, held by Prides Capital Partners, L.L.C. Voting and investment power concerning the above shares are held solely by Prides Capital Partners, L.L.C.

Although Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

(c) During the last 60 days, the Reporting Persons purchased the following Shares in the open market:

Trade Date	Shares	Price/Share
12/18/2006	500,000	14.49
12/19/2006	475,000	15.02
12/20/2006	125,000	14.67
12/21/2006	225,000	14.74
12/22/2006	150,000	14.62
12/27/2006	20,000	14.69
12/28/2006	20,000	14.62
12/29/2006	7,000	14.47
1/03/2007	42,000	14.31
1/04/2007	30,000	14.05
1/05/2007	43,000	13.88
1/08/2007	50,000	13.72
1/09/2007	50,000	13.49
1/10/2007	100,000	13.55
1/11/2007	25,000	13.73
1/12/2007	50,000	13.74
1/17/2007	25,000	13.80
1/18/2007	20,000	13.80

(d) and (e) Not applicable.

CUSIP NO. 918866104                                             SCHEDULE 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

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On January 11, 2007, the Reporting Persons sold put options covering an aggregate of 1,000,000 shares of Common Stock. The strike price of the put options is $12.50 per share. The put options were sold in a privately negotiated transaction. The put options can only be exercised on, and expire on, January 18, 2008.

The put options, if exercised, will be settled in cash, and the counterparty will pay to the Reporting Persons an amount equal to (a) the number of shares subject to the put options multiplied by (b) the positive amount, if any, determined by subtracting the market price per share of the Common Stock on January 18, 2008 (“Market Price”) from the put option strike price. No payment will be made under the put options if the Market Price is greater than the put option strike price on the expiration date.

Except as disclosed above in this item 6 above, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

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Exhibit A Joint Filing Undertaking.

CUSIP NO. 918866104                                             SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2007

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick
-----------------------
Murray A. Indick Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick		By:	/s/ Murray A. Indick
-----------------------			-----------------------
Murray A. Indick			Murray A. Indick Attorney-in-Fact

Henry J. Lawlor, Jr.		Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
	-----------------------		-----------------------
	Murray A. Indick Attorney-in-Fact		Murray A. Indick Attorney-in-Fact

Christian Puscasiu

By:	/s/ Murray A. Indick
-----------------------
Murray A. Indick Attorney-in-Fact

CUSIP NO. 918866104                              SCHEDULE 13D

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: January 19, 2007

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick
-----------------------
Murray A. Indick Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick		By:	/s/ Murray A. Indick
-----------------------			-----------------------
Murray A. Indick			Murray A. Indick Attorney-in-Fact

Henry J. Lawlor, Jr.		Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
	-----------------------		-----------------------
	Murray A. Indick Attorney-in-Fact		Murray A. Indick Attorney-in-Fact

Christian Puscasiu

By:	/s/ Murray A. Indick
-----------------------
Murray A. Indick Attorney-in-Fact